EXHIBIT 3.3


                            ARTICLES OF AMENDMENT TO
                          THE ARTICLES OF INCORPORATION
                                       OF
                           BENCHMARK ELECTRONICS, INC.



      Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of
Incorporation:

                                   ARTICLE ONE

      The name of the Corporation is Benchmark Electronics, Inc.

                                   ARTICLE TWO

      The following amendment to the Articles of Incorporation was adopted by the shareholders of the Corporation on May 20, 1997. The amendment increases the authorized shares of Common Stock of the Corporation from 10,000,000 to 30,000,000 shares. The amendment changes Article Four of the Corporation's Articles of Incorporation, and the full text of Article Four as amended is as follows:

                                  "ARTICLE FOUR

            Section 4.1. AUTHORIZED SHARES. The aggregate number of shares which the Corporation shall have authority to issue is 35,000,000, which shall consist of 30,000,000 shares of Common Stock, par value $0.10 per share, and 5,000,000 shares of Preferred Stock, par value $0.10 per share.

            Section 4.2. PREFERRED STOCK. The shares of Preferred Stock may be divided into and issued in series. The Board of Directors shall have the authority to establish series of unissued shares of Preferred Stock by fixing the relative rights and preferences of the shares of any series so established, and to increase or decrease the number of shares within each such series; provided, however, that the Board of Directors may not decrease the number of shares within a series of Preferred Stock to less than the number of shares within such series that are then issued. The Preferred Stock of each such series shall have such designations, preferences, limitations, or relative rights, as shall be set forth in the resolution or resolutions establishing such series adopted by the Board of Directors.


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      Section 4.3. VOTING RIGHTS. Except as otherwise expressly provided in any resolution or resolutions adopted by the Board of Directors establishing any series of Preferred Stock, the exclusive voting power of the Corporation shall be vested in the Common Stock. Except as expressly provided in any such resolution or resolutions, or as otherwise provided by the Texas Business Corporation Act, each outstanding share of Common Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders.

      Section 4.4. DENIAL OF PREEMPTIVE RIGHTS AND CUMULATIVE VOTING. No shareholder shall have any preemptive right whatsoever. Cumulative voting shall not be permitted."

                                  ARTICLE THREE

      The number of shares of the Corporation outstanding at the time of such adoption was 5,742,884, all of which were entitled to vote on the foregoing amendment.

                                  ARTICLE FOUR

      The number of shares voted for such amendment was 3,133,380; and the number of shares voted against such amendment was 651,189.


EXECUTED this 22nd day of May, 1997.


                                 BENCHMARK ELECTRONICS, INC.


                                 By:  /s/ DONALD E. NIGBOR

                                 Name:    DONALD E. NIGBOR

                                 Title:   PRESIDENT AND CHIEF EXECUTIVE OFFICER


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